FOR IMMEDIATE RELEASE

Hyatt Gold Passport and Points.com Enhance Point Opportunities for Hyatt Gold Passport Members

Program improvements allow members to purchase more points to reach awards faster

TORONTO (April 13, 2011) – Points International Ltd. (NASDAQ: PCOM; TSX: PTS), owner of the loyalty reward management program platform www.Points.com, and Hyatt Gold Passport® today announced that they are teaming up to provide Hyatt Gold Passport members with enhanced opportunities to grow their point balances.

Members can now purchase up to 40,000 Hyatt Gold Passport points every calendar year, helping them get one step closer to a future award or add an extra award night to an upcoming stay. Hyatt Gold Passport members must purchase a minimum of 1,000 Hyatt Gold Passport points, and all points will be deposited into member accounts within 48 hours.

“We are thrilled to be working with such a successful loyalty program like Hyatt Gold Passport,” said Rob MacLean, CEO of Points International. “This enhanced program will allow members to purchase more points online and grow their balance faster than ever before, providing them with added flexibility in the way they choose to earn points.”

“Hyatt Gold Passport is focused on helping our members make travel possibilities a reality,” said Jeff Zidell, Vice President of Hyatt Gold Passport. “Our new relationship with Points.com is a part of our ongoing commitment to move the program online and make it as simple as possible for our members.”

In order to purchase points online, guests must:

  Be a Hyatt Gold Passport member
  Visit the Hyatt Gold Passport website and click on “Earning Options”
  Purchase points by following site instructions

About Points International Ltd.
Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management platform. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger’s. At Points.com consumers can Earn, Buy, Gift, Share, Trade, Exchange and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, US Airways® Dividend Miles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com®, PayPal and Starbucks. For more information, follow Points International on Twitter, Facebook, or the company blog, or visit www.pointsinternational.com.

About Hyatt Hotels Corporation
Hyatt Hotels Corporation, headquartered in Chicago, is a leading global hospitality company with a proud heritage of making guests feel more than welcome. Thousands of members of the Hyatt family strive to make a difference in the lives of the guests they encounter every day by providing authentic hospitality. The Company’s subsidiaries manage, franchise, own and develop hotels and resorts under the Hyatt®, Park Hyatt®, Andaz®, Grand Hyatt®, Hyatt Regency®, Hyatt Place® and Hyatt Summerfield Suites® brand names and have locations on six continents. Hyatt Residential Group, Inc., a Hyatt Hotels Corporation subsidiary, develops, operates, markets or licenses Hyatt ResidencesTM and Hyatt Vacation Club®, which is changing its name to Hyatt Residence ClubTM. As of December 31, 2010, the company’s worldwide portfolio consisted of 453 properties in 45 countries. For more information, please visit www.hyatt.com.

For more information contact:

Points International Ltd.

Investor Relations:
Andrew Greenebaum/ Laura Foster
Addo Communications
T. 310-829-5400; E. andrewg@addocommunications.com; LauraF@addocommunications.com

Media Relations:
Emily Donohue
Allison & Partners
T. 646-428-0622; E. points@allisonpr.com

Business Inquiries:
Martin Tongue
Vice President, Business Development
Points International
T. 416-596-6363; E. martin.tongue@points.com

Hyatt Gold Passport:

Media Relations:
Jamie Zimmerman
Associate Manager, Public Relations
Hyatt Gold Passport
T. 312-780-6070; E. jamie.zimmerman@hyatt.com

Hyatt Gold Passport:
Rene Mizwicki
Director, Hyatt Gold Passport Hyatt Gold Passport
T. 312-780-5757; E. rene.mizwicki@hyatt.com

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